BLUE EARTH, INC.

2298 Horizon Ridge Parkway

Suite 205

Henderson, Nevada 89052

May 1, 2014

Martin James,

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. James:

Re:	Blue Earth, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Form 8-K dated July 24, 2013
Filed July 29, 2013
Amendment No. 2 to Form 8-K dated August 23, 2013
Filed April 14, 2014
File No. 000-54669

Dear Mr. James:

Blue Earth, Inc. (the “Company”) hereby responds to the Staff’s Comment Letter dated April 23, 2014.  The Comments are repeated in the order set forth in the Comment Letter with our responses to follow in order.  The Company has filed Amendment No. 2 to the Form 10-K for the fiscal year ended December 31, 2013 on this date.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

1.

Please amend your Form 10-K as necessary to reflect changes in your disclosure made in response to comments issued on your Form S-1, file no. 333-189937. For example, we note that you have not made conforming changes to your liquidity and capital resources disclosures in the amended Form 10-K that you made in your Form S-1.

Response: We have conformed the full Management’s Discussion and Analysis in the Form 10-K/A-2 to that presented in the Form S-1.

Item 8. Financial Statements

Note 6. Intangible Assets, page F-13

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

2.

We note that the disclosure added in response to prior comment 3 did not also present accumulated amortization by major intangible asset class as required by FASB ASC 350- 30-50-2(a)(1). Please amend to comply.

Response: The table in Note 6 has been expanded to show accumulated amortization by major intangible asset class.

Note 8. Fair Value of Financial Instruments, page F-14

3.

Please amend to disclose, similar to your response to prior comment 4, that the warrants expired unexercised in December 2012.

Response: We have added disclosure in Note 8 that the warrants expired unexercised.

Note 10. Stockholders’ Equity

Stock Purchase Warrants, page F-17, and Employment Contracts, page F-22

4.

Further to your response to prior comments 7 and 9, please tell us the amount you recorded as compensation expense and tell us where the amount is reflected in your financial statements. Refer to FASB ASC 718-20-35.

Response: The amount of compensation expense related to the revaluation of the 3,597,500 warrants was $467,271. We have added the disclosure of this amount to Note 10. We also added the disclosure of the $277,037 of compensation expense to Note 14 that specifically applies to the 2,000,000 employee warrants which are included in the 3,597,500 total modified warrants. The compensation expense is included in general and administrative expense on the Consolidated Statement of Operations, in the stock option and warrant expense on the Consolidated Statement of Stockholders’ Equity and in the stock options and stock warrants issued for services on the Consolidated Statement of Cash Flows for the year ended December 31, 2012.

Note 13. Construction in Progress

Construction in Progress – Short Term, page F-21

5.

We note your response to prior comment 13. Please amend to disclose the asset purchase, similar to your response.

Response: We have added the disclosure to Note 13 of the purchase of the Waianae PV-02 project as requested.

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

Construction in Progress - Long Term, page F-21

6.

Given the significance of these assets, please amend to disclose the nature of the assets similar to your response to prior comment 8. Further, with a view towards disclosure, please summarize the significant terms of the agreements you acquired. Based on your response, it appears that you acquired contracts to construct seven gas-to-steam generator facilities at certain meat processing plants in the U.S. and Canada. Also, revise your discussion of liquidity and capital resources in MD&A to provide disclosure similar to your response with respect to the estimated costs to complete the seven co-generation projects, the expected source of funds for the projects, the current status of each project, and the estimated timing of beginning and ending each project.

Response: We have expanded the disclosure in Note 13 to include the significant terms of the contracts and expanded description of the co-generation facilities. We have also expanded the Liquidity and Capital resources section of the MD&A to disclose the estimated costs to complete the 7 projects, the expected source of funds for the projects, the current status of each project and estimated beginning and ending of each project.

Note 17. Acquisition of Subsidiaries, page F-24

7.

Further to your response to prior comment 11, please explain how you are accounting for the 10.5 million escrow shares under the IPS agreement and the earn-out shares under the MPS agreement. Cite the accounting literature you relied upon and how you applied that literature to your facts and circumstances.

Response: The escrow shares are accounted for as issued and outstanding in IPS agreement. The shares were valued and the corresponding construction in progress asset has been recorded in accordance with ASC805-20-25-4. The shares are not contingent consideration as they will earn them through the seven projects or through projects with other customers of similar size. As of December 31, 2013, the seven  projects were in various stages of pre-construction (permitting, interconnect activities, site analysis, design engineering and procurement of equipment). The shares are held in escrow simply to provide an incentive to the management of IPS to expedite the completion of the 7 projects or replace them with other projects to complete the vesting. There is absolutely no expectation that the shares may be cancelled.

The earn-out shares under the MPS agreement are considered contingent consideration under ASC805-30-25-6 because they will only be issued upon MPS reaching certain EBITDA thresholds. The Company will recognize those shares when and if they are earned as an expense in the period the thresholds are met.

8.

Further to your response to prior comment 16, you told us how you valued the consideration issued in the purchase but not how you determined the acquisition-date fair value of the construction in progress acquired from IPS, the technology acquired from IP, and the battery technology acquired from MPS. Please explain the method you used to value these assets under FASB ASC 805-20-30-1.

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

Response: We determined the acquisition-date fair value of the construction in progress acquired from IPS based upon the discounted future cash flows of the 7 initial projects. The founders of IPS are experienced and knowledgeable in the development of power generation facilities. They developed the cash flows based upon a solid set of assumptions. The revenue projections are based upon actual electricity prices in the several markets where the plants are to be built. Cost of gas for the generation of the electricity is based actual market prices with a provision considering possible increases in gas prices. The cost to acquire the equipment and construct the 7 plants was based upon quotes from the manufacturers and the CHP’s in each market. The operating costs for each plant were researched and calculated to determine a reasonably accurate future cash flow projection. These future costs were deducted from the discounted cash flows to determine the value of the development work accomplished as of the purchase of IPS by the Company. The lowest value was negotiated with the sellers as the acquisition-date fair value of the construction in progress. We analyzed the acquisition to see if there were any other identifiable assets acquired and found none. Accordingly we applied the full purchase price to the construction in progress asset. The sellers believed the value of transaction to be higher than the value used to determine the shares to be issued in the transaction so we agreed to issue them warrants. These warrants are not presently vested but vest upon the completed projects reaching certain bench marks in excess of the minimums used to determine the shares issued, thereby rewarding the sellers if they achieve superior economic performance levels.  We will record an expense for the value of the warrants when and if they are actually vested. In the course of completing our December 31, 2013 audit, our independent auditors audited the projected future cash flows to determine if any impairment had occurred. They tested the assumptions underlying the projections and satisfied themselves that the construction in progress asset was not impaired and was presented in accordance with generally accepted accounting principles.

We determined the acquisition-date fair value of the technology acquired from IP in a similar manner. The sellers of IP identified through test marketing the most likely market for the service to be provided using the patent pending technology they had developed. The sellers completed cash flow projections based upon those identified customers, primarily in the grocery industry. These cash flow projections were discounted for the estimated time to complete the technology and bring it to market. The discounted value at the lowest range of the projected discounted cash flows was used to determine the number of shares issued to the sellers. At the time we purchased IP we analyzed the company to see if any other assets could be identified and found none. We annually assess the estimated future cash flows from the technology to determine if any impairment has occurred. No impairment was necessary at December 31, 2013.

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

We determined the acquisition-date fair value of the technology acquired from MPS in a like manner. The sellers of MPS identified through test marketing the most likely markets for the service to be provided using the proprietary, copyright, patent pending technology they had developed. The sellers completed cash flow projections based upon those identified customers, primarily in the traffic light industry. These cash flow projections were discounted for the estimated time to create market awareness with the various governmental agencies which purchase traffic light equipment and considering the budgeting lead times that governmental agencies deal with. The discounted value at the lowest range of the projected discounted cash flows was used to determine the number of shares issued to the sellers. At the time we purchased IP we analyzed the company to see if any other assets could be identified and found none. We annually assess the estimated future cash flows from the technology to determine if any impairment has occurred. No impairment was necessary at December 31, 2013. The sellers believed that the use of the low end of the projections under-valued their technology, accordingly we negotiated the earn-out shares which will be issued when and if they reach the higher EBITDA numbers as projected by Sellers. No value has been recorded for this contingent consideration and an expense will be recorded at the time the earn-out shares are issued.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 55

9.

We could not find the amended disclosure in response to prior comment 20. Please amend to disclose the version of the Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission used in your assessment. We note the reference to the 1992 version in your independent registered public accounting firm’s report on page F-1.

Response: The reference to 1992 has been added to the third paragraph of Management’s Report on Internal Control Over Financial Reporting.

Change in Internal Control Over Financial Reporting, page 56

10.

Refer to your response to prior comment 21. Please note that you are required under Item 308(a)(3) of Regulation S-K to disclose all material weaknesses in your internal control over financial reporting identified by management. As such, management would need to perform its assessment under Exchange Act Rules 13a-15(c) and 15d-15(c) to be able to disclose all of those material weaknesses. You may not just note one material weakness and then cease performing your assessment of internal controls over financial reporting, concluding that internal controls over financial reporting were not effective. Please confirm that you will comply in all future filings.

Response: We confirm that we will comply in all future filings.

Form 8-K dated July 24, 2013 and filed July 29, 2013

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

11.

Further to your response to prior comment 23, please provide us with your calculations of significance under Rule 1-02(w) in determining your filing obligations under Item 9.01 of Form 8-K.

Response: Please see the following spreadsheet with the calculations of significance of each transaction used in determining our filing requirements under Rule 1-02(w).

IP Materiality Calculation to Determine Necessity of Audit and Necessity of Filing Form 8-KA

		BBLU	IP	Total	%
Total Assets Test	06/30/13	63,419,663	4,202,649	67,622,312	6.21%
Total Revenues Test	06/30/13	6,080,540	3,750	6,084,290	0.06%

Conclusion: The transaction falls below the 20% test so no audit is required;

the transaction falls below the 10% test so no 8-K is required.

Amendment No. 2 to Form 8-K dated August 23, 2013 filed April 14, 2013

Exhibit 99.1

12.

 Further to your response to prior comment 26, please provide us with your calculations of significance under Rule 1-02(w) in determining your filing obligations under Item 9.01 of Form 8-K.

Response: Please see the following spreadsheet with the calculations of significance of each transaction used in determining our filing requirements under Rule 1-02(w).

MPS Materiality Calculation to Determine Necessity of Audit and Necessity of Filing Form 8-KA

		BBLU	MPS	Total	%
Total Assets Test	06/30/13	67,622,312	10,923,245	78,545,557	13.91%
Total Revenues Test	06/30/13	6,084,290	146,879	6,231,169	2.36%

Conclusion: The transaction falls below the 20% test so no audit is  required;

the transaction falls above the 10% asset test so an 8-K is required.

Martin James

U.S. Securities and Exchange Commission

May 1, 2014

Please do not hesitate to contact the undersigned at (702) 263-1808 (Ext. 102) with any questions.

BLUE EARTH, INC.

By: /s/ Dr. Johnny R. Thomas

Dr. Johnny R. Thomas,

CEO